FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Shuck (Last) **Robert** (First) **F. III** (Middle)

880 Carillon Parkway (Street)

St. Petersburg (City) **FL** (State) **33716** (ZIP)

2. Issuer Name and Ticker or Trading Symbol

Raymond James Financial (RJF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year

December 17, 2002

5. If Amendment Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

__X__ Director ______ 10% Owner

__X__ Officer (give title below) ______ Other (specify below)

Vice Chairman

7. Individual or Joint/Group Filing (Check Applicable Line)

X Form filed by One Reporting Person

___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	**12/13/2002**		**G**		**350**	**D**	**$ -**	**254,487**	**D**	
RJF Common Stock								**215,893**	**I**	**Spouse**
RJF Common Stock								**2,884**	**I**	**ESOP**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)								Current	1/18/2003	Common stock	3,750	22.1667			
Employee Stock Option (Right to buy)								9/28/2003	9/28/2004	Common stock	200	20.5000			
Employee Stock Option (Right to buy)								9/27/2004	9/27/2005	Common stock	1000	19.1875			
Employee Stock Option (Right to buy)								10/2/2005	10/2/2006	Common stock	300	31.3750			
Employee Stock Option (Right to buy)								10/1/2006	12/1/2006	Common stock	300	26.0500			
Employee Stock Option (Right to buy)								11/28/04-11/28/06	1/28/2007	Common stock	4,000	32.0000			
Employee Stock Option (Right to buy)								#######	1/28/2007	Common stock	325	32.0000			
Employee Stock Option (Right to buy)								11/28/04-11/28/06	1/28/2007	Common stock	425	32.0000			
Employee Stock Option (Right to buy)		11/21/2002		A		300		11/21/05-11/21/07	1/21/2008	Common stock	300	32.5400	10,600	D	
Call options (obligation to sell)	$ 35.00	11/16/2002		E	V		5	5/9/2002	11/16/2002	Common stock	5,000	220.00	0	D	
Call options	$ 35.00	11/16/2002		E	V		5	5/9/2002	11/16/2002	Common stock	5,000	220.00	0	I	Spouse
Call options								11/4/2002	5/17/2003	Common stock	5,000	190.00		D	
Call options								11/4/2002	5/17/2003	Common stock	5,000	190.00		I	Spouse

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ ROBERT F. SHUCK   12/17/2002
**Signature of Reporting Person   Date

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